                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                       COCA-COLA BOTTLING CO.CONSOLIDATED
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 per Share
                         (Title of Class of Securities)

                                    191098102
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  JULY 15, 1997
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 191098102                                        Page __ of __ Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Tweedy, Browne Company L.P. ("TBC")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                                TBC has sole voting power with respect to
                        548,118 shares held in certain TBC accounts (as
                        hereinafter defined). Additionally, certain of the
                        general partners of TBC may be deemed to have sole power
                        to vote certain shares as more fully set forth herein.
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0 shares
    EACH        ----------------------------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON                       0 shares, except that certain of the general
    WITH                partners of TBC may be deemed to have sole power to
                        dispose of certain shares as more fully set forth
                        herein.
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                                604,620 shares held in accounts of TBC (as
                        hereinafter defined).
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                604,620 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.58%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                BD, IA & PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 191098102                                         Page __ of __ Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                WC and BK
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                                25,300 shares, except that the general partners
                        in TBK, solely by reason of their positions as such,
                        may be deemed to have shared power to vote these shares.
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0 shares
    EACH        ----------------------------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON                       25,300 shares, except that the general partners
    WITH                in TBK, solely by reason of their positions as such,
                        may be deemed to have shared power to vote these shares.
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,300 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.36%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 191098102                                         Page __ of __ Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                WC and BK
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                                11,595 shares, except that the general partners
                        in Vanderbilt, solely by reason of their positions as
                        such, may be deemed to have shared power to vote these
                        shares.
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0 shares
    EACH        ----------------------------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON                       11,595 shares, except that the general partners
    WITH in Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                11,595 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.16%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

         The persons filing this Amendment No. 4 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 4 amends a Statement on
Schedule 13D filed by TBC, TBK and Vanderbilt dated March 31, 1995 ( the "Statement"). The filing of this Amendment No. 4 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 4 relates to the Common Stock, $1.00 par value (the "Common Stock"), of Coca-Cola Bottling Co. Consolidated (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 4, is a company organized under the laws of Delaware, with its principal executive offices at 1900 Rexford Road, Charlotte, North Carolina 28211.

         This Amendment No. 4 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,4,6 and 7 of the Statement, as amended.
Accordingly, those Items are omitted from this Amendment No. 4.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 604,620 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $18,980,211.

         The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 of the Statement), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

         As of the date hereof, TBK beneficially owns directly 25,300 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $721,229.

         It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 of the Statement), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

         TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank in the amount of $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

         As of the date hereof, Vanderbilt beneficially owns directly 11,595 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $ 334,829.

         It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 of the Statement), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

         Vanderbilt's funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 604,620 shares of Common Stock, which constitutes approximately 8.58% of the 7,045,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         Also included in the TBC shares are 150 shares of Common Stock held in a TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a general partner in TBC, TBK and Vanderbilt.

         As of the date hereof, TBK beneficially owns directly 25,300 shares of Common Stock, which constitutes approximately 0.36% of the 7,045,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 11,595 shares of Common Stock, which constitutes approximately 0.16% of the 7,045,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 641,515 shares, which constitutes approximately 9.11% of the 7,045,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 641,515 shares, which constitutes approximately 9.11% of the 7,045 ,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 25,300 shares of Common Stock which constitutes approximately 0.36% of the 7,045,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 604,620 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 548,118 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 548,118 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

(c) No transactions in Common Stock were effected by TBK and Vanderbilt during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, TBC has purchased and sold shares of the Common Stock in open market transactions, as follows:

REPORTING                          NO. OF SHARES           NO. OF SHARES           PRICE
PERSON             DATE            PURCHASED               SOLD                    PER SHARE
TBC Accounts      05/30/97            2,200                                        $ 44.1364
                  06/02/97                                     135                 $ 43 1/2
                  06/06/97           28,500                                        $ 46 1/8
                  06/09/97           20,000                                        $ 46 1/8
                  06/20/97                                      70                 $ 47 1/2
                  07/01/97                                      90                 $ 47 1/2
                  07/10/97              200                                        $ 48
                  07/15/97           21,000                                        $ 46 1/8
                  07/16/97                                     300                 $ 48




         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e)      Not applicable.

                                    SIGNATURE


         Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                     TWEEDY, BROWNE COMPANY L.P.



                                     By_____________________________
                                        Christopher H. Browne
                                        General Partner



                                     TBK PARTNERS, L.P.



                                     By_____________________________
                                        Christopher H. Browne
                                        General Partner



                                     VANDERBILT PARTNERS, L.P.



                                     By_____________________________
                                        Christopher H. Browne
                                        General Partner











Dated: July 22, 1997